11018718

UNITED STATES
SECURITIES AND EXCHANGE COMMISSIO
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66519

SEC Mail Processing Section
RECEIVED
FEB 28 2011
Washington, DC

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Orr Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 South Stratford Road
(No. and Street)

Winston-Salem (City) NC (State) 27104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Judy Bullard - 336-722-2810
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rives & Associates, LLP
(Name – *if individual, state last, first, middle name*)

212 West Center Street (Address) Lexington (City) NC (State) 27292 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/8

BD 3/12

OATH OR AFFIRMATION

I, Linwood P. Britton, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Orr Group, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

TAMMY S HUNT
Notary Public, North Carolina
Forsyth County
My Commission Expires
April 20, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE ORR GROUP, LLC
Table of Contents

Member:
American Institute of
Certified Public Accountants

Rives & Associates, LLP
Certified Public Accountants

Member:
North Carolina Association of
Certified Public Accountants

www.rivescpa.com

Independent Auditors' Report

To the Officers
The Orr Group, LLC
Winston-Salem, North Carolina

We have audited the accompanying statement of financial condition of The Orr Group, LLC as of December 31, 2010, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Orr Group, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1, is presented for purposes of additional analysis and is not required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rives & Associates, LLP

February 1, 2011

702 Oberlin Road, Suite 410
Raleigh, NC 27605
Phone 919-832-6848
Fax 919-832-7288

212 West Center Street
P.O. Box 1991
Lexington, NC 27293
Phone 336-248-8281
Fax 336-248-2335

1023 W. Morehead Street, Suite 100
Charlotte, NC 28208-5324
Phone 704-372-0960
Fax 704-372-1458

THE ORR GROUP, LLC
Statement of Financial Condition
December 31, 2010

ASSETS

Current assets:		
Cash	$	45,094
Accounts receivable		6,667
Reimbursable expenses		1,778
Prepaid expenses		13,251
Total current assets		66,790
Property and equipment:		
Computer and software		29,439
Office furniture and equipment		3,742
		33,181
Less: accumulated depreciation		(20,147)
Total property and equipment		13,034
Total assets	$	79,824

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:		
Accounts payable	$	1,722
Payroll liabilities		224
SIPC payable		1,449
Total current liabilities		3,395
Members' equity		76,429
Total liabilities and members' equity	$	79,824

See independent auditors' report and notes to financial statements

THE ORR GROUP, LLC
Statement of Income
Year ended December 31, 2010

Revenues:		
Fees and commissions	$	535,001
Interest		17
		535,018
Expenses:		
Employee compensation		148,209
Consulting fees		17,719
Travel		46,886
Dues and subscription		60,289
Professional fees		59,878
Legal representation		4,842
Office rent		51,457
Insurance		83,781
Payroll taxes		11,527
Simple plan matching contribution		2,507
Telephone		9,207
Office supplies		11,434
Meals and entertainment		2,670
Advertising and marketing		700
Repairs and maintenance		8,432
Printing and reproduction		51
Postage and delivery		3,597
Workers' compensation insurance		3,238
Depreciation		5,100
Interest		194
Property tax		201
Contributions		(1,145)
Gifts		248
Miscellaneous		70
		531,092
Net income	$	3,926

See independent auditor's report and notes to financial statements

THE ORR GROUP, LLC
Statement of Changes in Members' Equity
Year ended December 31, 2010

Balance, December 31, 2009	$	158,003
Capital contributions		50,000
Distributions paid		(135,500)
Net income		3,926
Balance, December 31, 2010	$	76,429

See independent auditors' report and notes to financial statements

THE ORR GROUP, LLC
Statement of Changes in Liabilities Subordinated
To Claims of General Creditors
Year ended December 31, 2010

Balance, December 31, 2009	$ -
Increases (decreases), 2010	-
Balance, December 31, 2010	$ -

See independent auditors' report and notes to financial statements

THE ORR GROUP, LLC
Statement of Cash Flows
Year ended December 31, 2010

Cash flows from operating activities:		
Net income	$	3,926
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		5,100
Changes in operating accounts:		
Accounts receivable		833
Reimbursable expenses		(1,176)
Prepaid expenses		4,098
Other current liabilities		182
Net cash provided by operating activities:		12,963
Cash flows from investing activities:		
Net cash used by investing activities:		-
Cash flows from financing activities:		
Capital contributions		50,000
Distributions paid		(135,500)
Net cash used by financing activities:		(85,500)
Net decrease in cash		(72,537)
Cash at beginning of year		117,631
Cash at end of year	$	45,094
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$	194

See independent auditors' report and notes to financial statements

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

These financial statements were prepared on the basis of accounting principles generally accepted in the United States of America. The more significant of these principles used are described as follows:

Operations:
The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a North Carolina limited liability company licensed in North Carolina and South Carolina. The Company's revenue is generated principally by fees for facilitating merger and acquisitions and the related consulting fees for business valuations. The Company operates primarily within the Southeastern United States.

Net Capital Requirements:
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010 the Company had net capital of $41,699 which was $36,699 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1 to 8 at December 31, 2010.

Accounting Method:
The financial statements were prepared on the accrual basis of accounting.

Cash and Cash Equivalents:
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Accounts Receivable:
Accounts receivable are recorded at net realizable value of the carrying amount less the allowance for uncollectible accounts. The Company uses the allowance method to account for uncollectible balances. Under the allowance method, if needed, an estimate of uncollectible receivable balances is made based upon specific account balances that are considered uncollectible. Management considers accounts receivable to be collectible therefore no allowance for doubtful accounts has been made. Accounts receivable amounted to $6,667 for the year ended.

Property, Equipment and Depreciation:
Property and equipment are carried at cost. Expenditures for maintenance and repair, which do not improve or extend the life of an asset, are charged to expense as incurred. Major renewals and betterments will be capitalized. Depreciation expense is completed using the straight line and accelerated methods over the estimated useful lives of the assets as follows:

Computer and software	3 - 5 years
Office furniture and equipment	7 years

Depreciation expense for December 31, 2010 totaled $5,100.

Advertising and Marketing Cost:
The Company expenses the cost of advertising and marketing as they are incurred. Advertising expense was $700 for the year ended December 31, 2010.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

Limited Liability Company:
The membership interests are divided into two classes - Class A and Class B. All interests are identical in terms of all powers, preferences and rights, except voting rights. Class B interest shall be non-voting, under all circumstances. As of December 31, 2010 there were no Class B interests.

Subsequent Events:
Management has evaluated subsequent events through February 1, 2011, the date the financial statements were available to be issued and determined no actions or events needed to be noted.

NOTE 2 – INCOME TAX STATUS

The Company is treated as a partnership for federal income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the personal income tax returns of the members. The financial statements do not reflect a provision for income taxes.

NOTE 3 – COMMITMENTS

The Company has a lease commitment under a non-cancelable operating lease for its office space expiring November 30, 2011. Rent expense for the year ended December 31, 2010 was $51,457.

NOTE 4 - CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances in one financial institution located in Winston-Salem, North Carolina. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per depositor. At December 31, 2010 the Company's bank balance did not exceed the federally insured limit.

NOTE 5 - SIMPLE RETIREMENT PLAN

The Company implemented a Simple retirement plan during 2005. Under the terms of the plan, participants are entitled to contribute up to the maximum allowable not to exceed the limits established by the Internal Revenue Code. The Company matches up to 3% of the employee salary deferred contributions and 3% of self-employed earnings for the members/owners.

For the year ended December 31, 2010, the Company's matching contributions were $2,507.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company paid a related entity approximately $42,200 during 2010 for consulting and professional fees.

NOTE 7 – ACCOUNTING DEVELOPMENTS

In July 2006, the Financial Accounting Standards Board, (FASB), issued FASB Interpretation No. 48 *Accounting for Uncertainty in Income Taxes, and Interpretation of FASB Statement No. 109* (FIN 48), subsequently titled under the FASB Accounting Standards Codification (ASC) as ASC 740. ASC 740 clarifies the accounting uncertainty in income taxes recognized in a Company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company does not believe it has any uncertain tax positions which merit disclosure.

SUPPLEMENTARY INFORMATION

THE ORR GROUP, LLC
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2010

Net capital:		
Total members' equity	$	76,429
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		76,429
Add:		
Subordinated borrowings in computation of net capital of net capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated borrowings		76,429
Deductions and/or charges:		
Nonallowable assets:		
Furniture and equipment at cost net of accumulated depreciation		13,034
Accounts receivable		6,667
Reimbursable expenses		1,778
Prepaid expenses		13,251
Total nonallowable assets		34,730
Net capital	$	41,699
Aggregate indebtedness:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	3,395
Total aggregate indebtedness	$	3,395
Computation of basic net capital requirement:		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	226
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement	$	5,226
Ratio: Aggregate indebtedness to net capital		1 TO 12

See independent auditors' report and notes to financial statements

THE ORR GROUP, LLC
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2010

Reconciliation of the computation of net capital to the unaudited FOCUS, Part IIA Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2010:

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	43,148
Audit adjustment to record SIPC payable		(1,449)
Net capital, as reported on the audited financial statement Schedule 1 - net capital	$	41,699

Exemption Provisions Under Rule 15c3-3

The Orr Group, LLC claims an exemption from Rule 15c3-3 under section (k)(2)(i).

Member:
American Institute of
Certified Public Accountants

Rives & Associates, LLP
Certified Public Accountants

Member:
North Carolina Association of
Certified Public Accountants

www.rivescpa.com

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Officers
The Orr Group, LLC
Winston-Salem, North Carolina

In planning and performing our audit of the financial statements of The Orr Group, LLC (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

702 Oberlin Road, Suite 410
Raleigh, NC 27605
Phone 919-832-6848
Fax 919-832-7288

212 West Center Street
P.O. Box 1991
Lexington, NC 27293
Phone 336-248-8281
Fax 336-248-2335

1023 W. Morehead Street, Suite 100
Charlotte, NC 28208-5324
Phone 704-372-0960
Fax 704-372-1458

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rives & Associates, LLP

February 1, 2011

THE ORR GROUP, LLC

Financial Statements and
Supplementary Information
Year Ended December 31, 2010